EXHIBIT (a)(1)(L)

FOR IMMEDIATE RELEASE
DIAMOND RESORTS INTERNATIONAL, INC. AND AFFILIATES OF CERTAIN FUNDS MANAGED BY AFFILIATES OF APOLLO GLOBAL MANAGEMENT, LLC ANNOUNCE THE CLOSING OF THE PREVIOUSLY ANNOUNCED TRANSACTION AMONGST THE PARTIES
LAS VEGAS, Nevada, September 2, 2016  — Diamond Resorts International, Inc. (“Diamond Resorts” or the “Company”) (NYSE: DRII) and affiliates of certain funds (the “Apollo Funds”) managed by affiliates of Apollo Global Management, LLC (together with its consolidated subsidiaries, “Apollo”)  (NYSE: APO) today announced the successful completion of the previously announced transaction amongst the parties, whereby affiliates of the Apollo Funds acquired all of the outstanding common stock of Diamond Resorts. The acquisition was effected through a previously announced $30.25 per share cash tender offer for all of the outstanding shares of common stock of Diamond Resorts followed by a merger.
The tender offer, which was made pursuant to the agreement and plan of merger entered into by Diamond Resorts and affiliates of the Apollo Funds on June 29, 2016 (the “Merger Agreement”), expired at 5:00 P.M. (New York City time) on September 1, 2016. A total of 56,675,355 shares of common stock of Diamond Resorts (excluding 4,523,247 shares tendered by guaranteed delivery), representing approximately 81.26% of the outstanding shares, were tendered into and not withdrawn from the tender offer. According to the terms of the tender offer, all such shares (and any additional shares tendered by guaranteed delivery unless actual delivery does not occur) have been irrevocably accepted for payment, which occurred today.
On September 2, 2016, concurrently with payment for the tendered shares, in accordance with the Merger Agreement and Section 251(h) of the General Corporation Law of the State of Delaware, the acquisition was completed by merging Diamond Resorts with an affiliate of the Apollo Funds.  In connection with the merger, all shares not validly tendered in the tender offer (subject to certain exceptions, including shares for which appraisal rights were validly demanded) were cancelled and converted into the right to receive $30.25 per share.  As a result, Diamond Resorts became a privately-held company and Diamond Resort’s common stock ceased trading on the New York Stock Exchange, effective today, and will be delisted.
David Palmer, President and Chief Executive Officer of Diamond Resorts, said, “We have gained a valuable and innovative partner through Apollo as they are one of the global leaders in private equity with nearly three decades of experience in acquiring and successfully growing companies. With Apollo’s expertise and support, we are confident that we will be able to continue building on our current success and remain focused on delivering operational excellence, unparalleled hospitality and unforgettable vacation experiences.”
“We are excited about the completed acquisition of Diamond Resorts, which is an amazing business with a sterling industry reputation,” said David Sambur, Partner at Apollo.  “We look forward to working together with the management team to grow and strengthen Diamond Resorts’ business.”

Centerview Partners served as exclusive financial advisor to the Strategic Review Committee.  Gibson, Dunn & Crutcher LLP served as legal advisor to the Strategic Review Committee.  DLA

Piper LLP served as special counsel and Katten Muchin Rosenman LLP served as antitrust counsel to the Company.  Barclays and RBC Capital Markets, LLC served as M&A advisors to Apollo and Paul, Weiss, Rifkind, Wharton & Garrison LLP served as legal advisor to Apollo.  PSP Investments Credit USA LLC, Barclays, Royal Bank of Canada and Jefferies Finance LLC provided debt financing.

About Diamond Resorts
Diamond Resorts International, with its network of more than 420 vacation destinations located in 35 countries throughout the continental United States, Hawaii, Canada, Mexico, the Caribbean, South America, Central America, Europe, Asia, Australasia and Africa, provides guests with choice and flexibility to let them create their dream vacation, whether they are traveling an hour away or around the world. Our relaxing vacations have the power to give guests an increased sense of happiness and satisfaction in their lives, while feeling healthier and more fulfilled in their relationships, by enjoying memorable and meaningful experiences that let them Stay Vacationed.
About Apollo
Apollo is a leading global alternative investment manager with offices in New York, Los Angeles, Houston, Chicago, Bethesda, Toronto, London, Frankfurt, Madrid, Luxembourg, Mumbai, Delhi, Singapore, Hong Kong and Shanghai. Apollo had assets under management of approximately $186 billion as of June 30, 2016 in private equity, credit and real estate funds invested across a core group of nine industries where Apollo has considerable knowledge and resources. For more information about Apollo, visit www.agm.com.

Media Contacts

For Investors:

Sloane & Company	Apollo Global Management, LLC
Erica Bartsch, 1-212-446-1875	Gary Stein, 1-212-822-0467
ebartsch@sloanepr.com	gstein@apollolp.com

For Media:

Diamond Resorts International, Inc.	Rubenstein Associates, Inc. for Apollo Global Management, LLC
Stevi Wara, 1-702-823-7069	Charles Zehren, 1-212-843-8590
Media@DiamondResorts.com	czehren@rubenstein.com